                                   Exhibit 12
                                                                       Ex.-99.12


Internal Revenue Service                     Department of the Treasury

Index Nos.:  368.03-00, 368.00-00,           P.O. Box 7604
368.09-00                                    Ben Franklin Station
                                             Washington, DC 20044
Mr. William S. Pilling, III
Stradley, Ronon, Stevens & Young             Person to Contact:
2600 One Commerce Square                     Jeffrey L. Vogel
Philadelphia, PA  19103                      Telephone Number:
                                             (202) 622-7770
                                             Refer Reply To:
                                             CC:DOM:CORP:2 - PLR-244172-96
                                             Date:  January 30, 1997

LEGEND:

Investco                   =        Vanguard/Windsor Funds, Inc.

Portfolio                  =        Vanguard/Windsor Funds, Inc. - Vanguard/Windsor Fund
                                    TIN:  51-0082711

Fund                       =        Gemini II, Inc.
                                    TIN: 23-2324564

State X                    =        Maryland

Date b                     =        January 31, 1997          "This document may not be used or cited as precedent.
                                                              Section 6110(j)(3) of the Internal Revenue Code."
Date d                     =        May 1, 1997

Date e                     =        February 25, 1985

$f                         =        $9.30 plus accumulated and unpaid dividends

Dear Mr. Pilling:

         This letter responds to your letter dated July 22, 1996, requesting rulings about the federal income tax consequences of a proposed transaction. Additional information was received in a letter dated November 18, 1996.

         The information submitted indicates that Investco is a State X open-end, diversified management investment company. Investco is organized as a regulated investment company ("RIC") with several funds that are each treated as a separate corporation under section 851(h) of the Internal Revenue Code (the "Code"). Portfolio is one of Investco's funds. Portfolio has only one class of stock outstanding.



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PLR-244172-96


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         Fund is a State X closed-end dual purpose investment company. Fund is authorized to issue common stock ("Capital Shares") and cumulative preferred stock ("Income Shares") that must be redeemed on or before Date b for $f per share. Currently, both the Capital Shares and the Income Shares are outstanding and publicly traded.

         For what are represented to be valid business reasons, the taxpayers have proposed the following transaction:

                  (i) Fund will transfer all of its assets (except for an amount to satisfy the liabilities of Fund) to Portfolio in exchange for Portfolio voting stock.

                  (ii) Fund will discharge its liabilities with the retained assets.

                  (iii) Fund will distribute the Portfolio shares it received in the exchange described above to its shareholders in complete liquidation. No cash will be paid to dissenting shareholders, and no cash will be paid to Fund shareholders in lieu of fractional shares of Portfolio stock.

         The consummation of this transaction is subject to approval by the Fund shareholders. On or before Date d, the Fund shareholders will vote to decide whether (i) to remain a closed-end investment company, (ii) to convert to an open-end investment company without participating in the proposed reorganization, or (iii) to convert to an open-end investment company by participating in the acquisition described above.

         The taxpayers have made the following representations about the proposed transaction:

                  (a) The fair market value of the Portfolio stock received by each Fund shareholder will be approximately equal to the fair market value of the Fund's stock surrendered in the exchange. Pursuant to the Plan of Reorganization, Fund will agree to transfer all of its assets free and clear of all liabilities, except for cash, bank deposits, or cash equivalent securities in an estimated amount necessary to (i) pay its costs and expenses incurred in the reorganization, (ii) discharge its unpaid liabilities and (iii) to pay its contingent liabilities.

                  (b) There is no plan or intention by Fund's shareholders who own five percent or more of the stock of Fund, and to the best knowledge of the management of the Fund, there is no plan or intention on the part of any of Fund's shareholders to sell, exchange or otherwise dispose of a number of shares of Portfolio stock received in the transaction that would reduce the ownership by the shareholders of Fund of the stock of Portfolio to a number of shares having a value, as of the date of the transaction, of less than 50 percent of the value of all of the formerly outstanding stock of Fund, as of the same date. Moreover, shares of Fund stock and shares of Portfolio stock held by Fund shareholders and otherwise sold, redeemed (other than the redemption of the Income Shares described above), or


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PLR-244172-96


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                  disposed of prior or subsequent to the transaction will be considered in making this representation.

                  (c) Portfolio will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Fund immediately prior to the transaction. For purposes of this representation, amounts paid by Fund to the dissenters, amounts used by Fund to pay its reorganization expenses, amounts paid by Fund to shareholders who receive cash or other property, and all redemptions and distributions (except for regular, normal dividends and the redemption of the Income Shares, described above) made by Fund immediately preceding the transfer will be included as assets of Fund held immediately prior to the reorganization.

                  (d) Portfolio has no plan or intention to reacquire any of its stock issued in the transaction, except in the ordinary course of its business.

                  (e) Portfolio has no plan or intention to sell or otherwise dispose of any of the assets of Fund acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) of the Code.

                  (f) Fund will distribute the stock of Portfolio that it receives in the transaction, and its other properties, if any, pursuant to the Plan of Reorganization.

                  (g) Prior to the reorganization, Portfolio has not and will not dispose of and/or acquire assets in order to satisfy the investment objectives of Fund or otherwise change its historic investment policies.

                  (h) Following the reorganization, Portfolio will continue the historic business of Fund or use a significant portion of Fund's assets in a business.

                  (i) Fund will not transfer liabilities to Portfolio and the transferred assets of Fund are not be subject to any liabilities incurred by Fund.

                  (j) Portfolio and Fund will each pay their respective expenses, if any, incurred in connection with the reorganization.

                  (k) There is no intercorporate indebtedness existing between Fund and Portfolio that was issued, acquired, or will be settled at a discount.

                  (l) Fund and Portfolio are investment companies as defined in section 368(a)(2)(F)(i) and (iii) of the Code. Portfolio and Fund have, for all their taxable periods, elected to be taxed as RICs as defined in Part I of subchapter M


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PLR-244172-96


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                  (sections 851-855 of the Code). After the reorganization,
                  Portfolio intends to continue to elect to be taxed as a RIC for all subsequent taxable years.

                  (m) Portfolio does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any stock of Fund.

                  (n) Fund is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

                  (o) Fund is not required by the Agreement, Bylaws, Prospectus, or otherwise to engage in the reorganization. Pursuant to their fiduciary duty to the Fund shareholders, the Board of Directors of Fund will recommend to the Fund Capital Shareholders that Fund engage in the reorganization.

                  (p) At the time the Income Shares were issued on Date e, there was no plan or intention on the part of Fund, its Board of Directors, or its investment advisor to engage in a combination with Portfolio, or with any other fund, then or in the future.

                  (q) The Plan of Reorganization does not, and will not, reference the Income Share redemption which will take place on or before Date b.

                  Based solely upon the information submitted and representations set forth above, we hold as follows:

                  (1) Portfolio's acquisition of substantially all of the assets of Fund in exchange solely for Portfolio voting stock, as described above, will be a reorganization within the meaning of section 368(a)(1)(C) of the Code. For purposes of this ruling, "substantially all" means at least 70 percent of the fair market value of the gross assets and at least 90 percent of the fair market value of the net assets of Fund. Additionally, Portfolio and Fund will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

                  (2) No gain or loss will be recognized by Fund on its transfer of substantially all of its assets to Portfolio in exchange solely for Portfolio voting stock. See section 361(a) of the Code.

                  (3) Portfolio will recognize no gain or loss on its receipt of substantially all of the assets of Fund in exchange solely for Portfolio voting stock. See section 1032(a) of the Code.

                  (4) Portfolio's basis in the assets of Fund received in the reorganization will equal Fund's basis in the assets immediately before the transfer. See section 362(b) of the Code.



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                                        5

                  (5) Portfolio's holding period in the assets received in the reorganization will include the period during which Fund held the assets. See section 1223(2) of the Code.

                  (6) No gain or loss will be recognized by Fund shareholders upon the exchange of their Fund stock solely for Portfolio voting stock, as described above. See section 354(a)(1) of the Code.

                  (7) A Fund shareholder's basis in the Portfolio stock received in the reorganization will equal the basis of the Fund shares surrendered in exchange therefor. See section 358(a)(1) of the Code.

                  (8) A Fund shareholder's holding period in the Portfolio stock received in the reorganization will include the period that the shareholder held the Fund stock exchanged therefor, provided that the shareholder held such stock as a capital asset on the date of the exchange. See section 1223(1) of the Code.

                  (9) Portfolio will succeed to and take into account the items of Fund described in section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of Fund as of the date of the transaction. See section 381(a) of the Code and section 1.381-1(a) of the Income Tax Regulations (the "Regulations"). Any deficit in earnings and profits of Fund will be used only to offset earnings and profits accumulated after the effective date of the proposed transaction. Portfolio will take these items into account subject to the conditions and limitations specified in sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

         We express no opinion about the tax treatment of the proposed transaction under other provisions of the Code and Regulations or about the tax treatment of any conditions existing at the time of, or effects resulting from, the proposed transaction that are not specifically covered by the above rulings. Specifically, no opinion was requested, and none is expressed, about whether Portfolio or Fund qualifies as a RIC that is taxable under Subchapter M, Part I of the Code.

         The rulings contained in this letter are predicated upon facts and representations submitted by the taxpayer and accompanied by a penalties of perjury statement executed by the appropriate party. This office has not verified any of the material submitted in support of the ruling request. Verification of the factual information and other data may be required as part of the audit process.

         This ruling letter is directed only to the taxpayer who requested it. According to section 6110(j)(3) of the Code, this ruling letter may not be used or cited as precedent. A copy of this


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letter should be attached to the federal income tax returns of the taxpayer involved for the taxable year in which the transaction covered by this ruling letter is consummated.


                                   Sincerely,
                                   Assistant Chief Counsel (Corporate)



                                   By /s/ Lewis K. Brickates
                                      -----------------------------
                                   Lewis K. Brickates
                                   Assistant to the Branch Chief



Enclosures:
         Copy of this letter
         Copy for section 6110 purposes